EXHIBIT 3.1

CERTIFICATE OF ELIMINATION
OF THE
SERIES A PARTICIPATING PREFERRED STOCK
OF
PAPA JOHN’S INTERNATIONAL, INC.

Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

Papa John’s International Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the Delaware General Corporation Law (the “DGCL”), hereby certifies as follows:

FIRST:    Pursuant to Section 151 of the DGCL and authority granted in the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation previously designated 100,000 shares of preferred stock as Series A Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and established the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof as set forth in the Certificate of Designation of Rights and Preferences of Series A Preferred Stock of Papa John’s International, Inc. (the “Series A Certificate of Designation”), with respect to such Series A Preferred Stock, which Series A Certificate of Designation was filed in the Office of the Secretary of State of the State of Delaware and is in full force and effect on the date hereof.  None of the authorized shares of Series A Preferred Stock are outstanding and none will be issued.

SECOND:    The Series A Certificate of Designation was filed with the Office of the Secretary of State of the State of Delaware in connection with Stockholder Protection Rights Agreement dated February 14, 2000, as amended December 24, 2002, between the Corporation and Computershare Trust Company, N.A., as rights agent (as successor to National City Bank) (the “Rights Agreement”).

THIRD:    Pursuant to the authority conferred on the Board of Directors of the Corporation by the Certificate of Incorporation and in accordance with the provisions of Section 151 of the DGCL, the Board of Directors of the Corporation, on February 18, 2010, duly adopted the following resolutions authorizing the elimination of said Series A Preferred Stock:

RESOLVED, that pursuant to the authority conferred on the Board of Directors by the provisions of Section 151 of the Delaware General Corporation Law (“DGCL”), the Board of Directors hereby eliminates the Series A Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), none of which is currently outstanding and none of which will be issued; and

RESOLVED FURTHER, that the appropriate officers of the Corporation, or any one or more of them, hereby are authorized, in the name and on behalf of the Corporation, pursuant to Section 151(g) of the DGCL, to execute and file a Certificate of Elimination of the Series A Preferred Stock with the Secretary of State of the State of Delaware, which shall have the effect when filed with the Secretary of State of the State of Delaware of eliminating from the Amended and Restated Certificate of Incorporation of the Corporation all matters set forth in the Certificate of Designation of Rights and Preferences of Series A Participating Preferred Stock with respect to such Series A Preferred Stock.

FOURTH:    The Rights Agreement expired by its terms on February 14, 2010.

FIFTH:    That in accordance with the provisions of Section 151 of the DGCL, the Certificate of Incorporation is hereby amended to eliminate all references to the Series A Preferred Stock, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the preferred stock of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by its duly authorized officer, as of the 18th day of February, 2010.

PAPA JOHN’S INTERNATIONAL, INC

By:	/s/ J. David Flanery
Name:	J. David Flanery
Title:	Senior Vice President and Chief Financial Officer